December 20, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Irene Barberena-Meissner
Laura Nicholson Yong Kim Gus Rodriguez

Re:	CDT Environmental Technology Investment Holdings Limited
Amendment No. 11 to Registration Statement on Form F-1
Filed November 20, 2023
File No. 333-252127

Ladies and Gentlemen:

CDT Environmental Technology Investment Holdings Limited (the “Company”), hereby provides the following information in response to the verbal comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on December 15, 2023 with respect to the above-referenced filing. The Company’s responses below are preceded by a reproduction of the corresponding verbal comments from the Staff in bold.

If the Staff would like hard copies of Amendment No. 12 to the Registration Statement on Form F-1 (the “Registration Statement”) as filed with the Commission on the date hereof, marked against Amendment No. 11 to the Registration Statement on Form F-1 as filed with the Commission on November 20, 2023, please so advise and we would be happy to provide such copies. All page number references contained in the Company’s responses below correspond to the page numbers in the Registration Statement. Any capitalized terms used herein but not defined herein shall have the meanings given to them in the Registration Statement.

Amendment No. 11 to Registration Statement on Form F-1

1.	Please update the applicable disclosure to reflect that the Company has received approval from the CSRC for the offering.

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page and pages 7, 21, 22, 23 and 32 of the Registration Statement accordingly.

2.	Please update the Industry Background disclosure to account for any new or updated industry guidance, as the included guidance appears to be outdated, or reconfirm that there is no such new or updated industry guidance, and that the current disclosure is the most up to date.

Company Response: The Company acknowledges the Staff’s comment and reconfirms that there is no such new or updated industry guidance readily available or known to the Company, and that the current industry background disclosure, and other disclosure related to industry guidance, included in the Registration Statement is the most up to date information readily available and known to the Company.

3.	Please update the disclosure on the cover page regarding the dates of the annual audited financial statements.

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page and pages 9 and 12 of the Registration Statement accordingly.

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If you have any questions or comments concerning these responses, please do not hesitate to contact me by telephone at 86-0755-86667996 or by e-mail at liyunwu@cdthb.cn or the Company’s counsel by telephone at 305-539-3306 or by email at clayton.parker@klgates.com.

Sincerely,

/s/ Yunwu Li

Yunwu Li, Chief Executive Officer and Chairman of the Board of Directors
cc:

Clayton E. Parker, K&L Gates LLP